P.E. 11/30/01

02012237

RECEIVED JAN 28 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

U.S. POST OFFICE
DELAYED

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2001 (2-30 November)

KLM ROYAL DUTCH AIRLINES
(translation of Registrant's trade name into English)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Table of contents

01/101

October Passenger Traffic Declines By 18 Percent

(in millions)	October 2001	October 2000	October Growth (%)	April through October 2001	April through October 2000	April through October Growth (%)
Overall						
Revenue Ton-Kms	794.5	903.0	(12)	5,880.1	6,076.7	(3)
Available Ton-Kms	1,053.4	1,114.0	(5)	7,705.8	7,615.3	1
Load Factor (%)	75.4	81.1		76.3	79.8	
Passenger						
Revenue Passenger-Kms	4,371.6	5,312.2	(18)	35,794.4	37,025.5	(3)
Available Seat-Kms	5,924.5	6,458.9	(8)	44,710.4	44,564.8	0
Passenger Load Factor (%)	73.8	82.2		80.1	83.1	
Cargo						
Revenue Cargo Ton-Kms	354.5	367.8	(4)	2,306.2	2,376.9	(3)
Available Cargo Ton-Kms	495.3	492.9	1	3,445.5	3,340.9	3
Cargo Load Factor (%)	71.6	74.6		66.9	71.1	

- Based on preliminary numbers

- As of April 1, 2001, KLM excluded Cargo traffic and capacity figures of NWA flights from Amsterdam. Last year's figures have been adjusted for ease of comparison. The effect on overall RTK and ATK is approximately -1.5%.

Overall traffic

October was the first month during which the effects of the September 11 events became fully visible.
In response to the decline in demand and forward bookings, overall capacity in October was reduced by 5% relative to October last year. At the start of the winter schedule on October 28, capacity was reduced further. Compared to October last year, overall traffic decreased by 12%. Consequently, overall load factor decreased by 5.7 percentage points from 81.1% in October 2000 to 75.4% in October this year. Load factor decreased in all route areas.

Passenger traffic

During October, passenger traffic deteriorated by 18% while capacity was reduced by 8%. The largest decline in both traffic and capacity was on North Atlantic routes where traffic and capacity dropped by 34% and 28% respectively. Traffic also declined in the route areas Europe, Asia Pacific and Middle East / South Asia. Traffic in the route areas Africa and Mid & South Atlantic increased.
Passenger load factor decreased by 8.4 percentage points to 73.8%. Load factor deteriorated in all route areas. The year-on-year decline of 13.7 percentage points in the load factor of KLM's Business Class was somewhat higher than the decline experienced in September, and was almost twice as high as the decline in the load factor of KLM's Tourist Class.

Cargo traffic

Cargo traffic decreased by 4%, whereas capacity increased by 1%. Overall cargo load factor decreased by 3 percentage points to 71.6%. Load factors decreased in all route areas compared to October 2000. However, load factors improved somewhat compared to the pre-September 11 situation mainly due to inbound traffic from Asia Pacific. Traffic as well as capacity declined most visibly in the areas Europe and North Atlantic. Traffic to and from Africa also deteriorated. Cargo traffic in the route area Middle East / South Asia remained flat while cargo traffic on the Mid & South Atlantic showed an increase similar to that of passenger traffic.

Amstelveen, November 6, 2001

Agreement on Sale of KLM Holding in Braathens to SAS

AMSTELVEEN, November 27, 2001 – KLM Royal Dutch Airlines and Scandinavian Airlines System (SAS) have concluded an agreement on the sale of KLM's 30 percent holding in Norwegian airline Braathens to SAS. Similar agreements have been concluded between SAS and other major shareholders.

Once SAS has completed the acquisition of more than 90 percent of the Braathens stock, KLM will receive approximately EUR 34 million for the 9.66 million shares KLM holds in Braathens. Consequently KLM will only suffer a limited book loss on this transaction. SAS will also repay approximately EUR 74 million to KLM for loans to Braathens.

The transaction will be included in KLM's results for the current, third, quarter of the 2001/02 fiscal year ending March 31, 2002.

KLM and SAS have agreed that Braathens will continue to operate services between the Norwegian cities of Bergen and Stavanger, and Amsterdam, through March 31, 2002. KLM will take over operation of these services effective the start of the summer 2002 schedule.

AMS/DR/BKasb

01/105

SHORT-TERM STEPS FOLLOWED UP WITH STRUCTURAL MEASURES

AMSTELVEEN, November 30, 2001 – KLM and the seven unions yesterday reached agreement on measures to raise company-wide productivity and maintain organizational flexibility. All parties agreed that the short-term measures taken in the aftermath of the September 11 attacks should be followed up with structural, longer-term measures. These measures circumvent the need for involuntary dismissals and apply only to employees who fall under the collective labor agreement (CLA) in the Netherlands.

The short-term measures, to which the unions and all KLM employees have contributed, have yielded positive results. Cost-cutting measures, investment and recruitment stops, job cuts, the short-time program, discount offers, marketing campaigns, expansion of cooperation with other airlines, and new deals with suppliers - all have bolstered KLM's financial position. However, based on the volume of advance bookings and in light of the current economic forecasts, neither traffic nor yield are expected to improve structurally in the near future. Capacity will therefore be adjusted accordingly.

Many of our competitors in North America, Europe and Asia have taken far-reaching measures in response to the current financial crisis. In some cases, this has included the dismissal of thousands of employees. KLM and the unions agree that structural measures are now a necessity to avoid ending up in a similar predicament.

KLM and the unions agreed as follows with regard to previously proposed measures:

- The 2 percent wage increase scheduled for December 1, 2001, and stipulated in the CLA, will be postponed till April 1, 2002.
- The year-end bonus (know locally as the "13th month") stipulated in the CLA will be paid in full.

The proposed five-month pay cut for members of the Supervisory Board, Board of Managing Directors, and senior management personnel has already taken effect.

Structural measures will be detailed along the following lines:

- Capacity and staff requirements will be adjusted on the basis of market demand. This will be effected without involuntary dismissals.
- To contribute to KLM's competitive edge, the unions have agreed to devise further measures together with management during the course of 2002, aimed at achieving a structural efficiency gain of 2 percent.
- Ground staff has granted KLM a four-day cut in time off, while flight staff has granted a six-day cut or an equivalent thereof. KLM will reimburse staff for these days no later than April 2003, with a one-off wage supplement amounting to 2 percent of their annual salary or the equivalent in time off.

The unions will strive to secure the support of their members for the measures now proposed.

"We are greatly indebted to all our employees and the unions for their willingness and flexibility in cooperating with this program of short and longer-term measures, which really are of great benefit to KLM. We have hereby added a new chapter to a great tradition that has seen us pulling together and taking decisive measures in the most difficult of times," said KLM President & CEO Leo van Wijk.

AMS/DR/BK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: December 14 , 2001

By ______________________________
Name: R.A. Ruijter
Title: Managing Director & Chief Financial Officer

By ______________________________
Name: H.E. Kuipéri
Title: Senior Vice President & General Secretary